FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Report filed with the Israeli Securities Authority on  February 27, 2017 in connection with the results of the Registrant's Special General Meeting   held on February 27, 2017.

On February 27, 2017, the Registrant filed an immediate report with the Israeli Securities Authority in which it reported the results of the Special General Meeting of the Shareholders of the Company convened on February 27, 2017:

The following resolutions were recorded:

1.	To approve the Company's officers' compensation policy, according to Section 267A of the Companies Law.

The resolution was approved by the required majority including 66.90% of the shares participating in the vote whose holders do not have a personal interest and/or are not considered as a "controlling shareholder.

2.
To terminate the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a Services Agreement commencing from March 31, 2017 and to approve the agreements between the Company and DIC in respect thereof; and to approve terms of office and employment of the serving CEO, Mr. Ari Bronshtein.

The resolution was approved by the required majority including 57.41% of the shares participating in the vote whose holders do not have a personal interest and/or are not considered as a "controlling shareholder.

3.
To appoint the accounting firm of Kesselman & Kesselman (PWC) as the joint auditors of the Company, such that the accounting firm of Kost Forer Gabbay & Kasierer (the Company's auditors as of the date of this Report) and the accounting firm of Kesselman & Kesselman (PWC) will serve as the Company's auditors, jointly, until the end of the next annual general meeting of the Company, and the authorization of the Company's Audit Committee and Board of Directors to determine their fees as the auditors.

The resolution was approved by the required majority.

4.
To approve the grant of indemnification letters to directors and officers of the Company, who are serving or who will serve therein from time to time, who them and/or their relatives are controlling shareholders of the Company and/or in the grant of which the controlling shareholders of the Company could have a personal interest, for their actions in the capacity of their office at the Company and for their actions in the capacity of their office upon the Company's request, as the officers in another Company, in which the Company holds shares, directly or indirectly, or that the Company has any interest in, under the identical terms of the current indemnification letter existing in the Company To the extent that this resolution is approved, the letters of indemnification that will be granted to directors and to officers who and/or whose relatives are controlling shareholders, shall remain in effect for three years commencing from the date of approval of the shareholders meeting.

The resolution was approved by the required majority including 99.56% of the shares participating in the vote whose holders do not have a personal interest and/or are not considered as a "controlling shareholder".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 27,  2017